August 5, 2011

Pamela Long

Assistant Director

Sherry Haywood

Staff Attorney

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:

BookMerge Technologies, Inc.

Amendment No. 3 to Current Report on Form 8-K

Filed June 20, 2011

Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2010

Filed October 28, 2010

Quarterly Report Form 10-Q for the Period Ended March 31, 2011

Filed April 22, 2011

File No. 333-152837

Dear Ms. Long;

Below are our responses to your comment letter of July 1, 2011.

Amendment No. 3 to Current Report on Form 8-K/A filed June 20, 2011

General

1.

We note your response to comment one from our letter dated April 8, 2011.  Notwithstanding your response, you filing still appears to lack all of the disclosures required by Items 201 and 404 of Regulation S-K.   Please revise your filing accordingly to include this required information or provide us with your legal or factual analysis as to why you believe some or all of these items are inapplicable to your filing.   Regarding the Item 404 disclosure you added on page 12, the disclosure describes actions in the future tense (i.e., that are going to happen) that, based on disclosure elsewhere in your filing, have in fact already happened.   Please address this apparent inconsistency.  Finally, in your response to this comment, please tell you the specific pages of the filing that you have revised in response to this comment (i.e., provide us with the page numbers of the changed pages).

Further description related to the Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters and Certain Relationships and Related Transactions have been added on page 10.    The disclosure on page 12 has been revised to disclose past tense.

2.

We note your response to comment three from our letter dated April 8, 2011.   Notwithstanding your response, and your representation that the full legal name of your company is “Bookmerge Technology, Inc.” your filing still uses various different names for your company.   For example, on the cover page of your filing, your company is named as “BookMerge Technologies, Inc.”   As previously requested, please revise your filing to accurately and consistently use the full legal name of your company.

Revised to consistently call the company Bookmerge Technology, Inc.

Business, page 12

Narrative Description of the Business, page 13

3.

We note your response to comment 10 from our letter dated April 8, 2011.  Notwithstanding your response, your corporate structure is still unclear.  As previously requested, please revise your disclosure to clarify your corporate structure, discussing or showing the relationships between the various entities that comprise the legal structure of your business.   Please consider adding a diagram to show the relationships.  In your response to this comment, please tell us the specific pages of the filing that you have revised in response to this comment.

The following disclosure has been added.

Upon completion of the November 29, 2010 shareholder exchange agreements between BookMerge Technology, Inc., a C Corporation, and the shareholders of Extreme Green Technologies, Inc., a C corporation, Extreme Green Technologies, Inc. was reverse merged into BookMerge Technology, Inc. The BookMerge Technology name is in the process of being changed to “Extreme Biodiesel”, the fictitious business name used by Extreme Green Technologies, Inc. The new “Extreme Biodiesel” is adopting the Tax Identification Number, fiscal year end closing date and all other characteristics of the former BookMerge Technology. Extreme Green Technologies, Inc. will cease to exist after the name change and all other governmental requirements are completed, which is anticipated in December 2011. There are no other entities or persons involved.

The pages of the filing that are revised to reflect the above response to the comment is found at: Page 3, Section 2.01, last paragraph; Page 4, Section 5.01, 3rd paragraph; and Page 12, Section 5.06, General Development of Business, 4th paragraph.

Management Discussion and Analysis, page 17

Results of Operations, page 20

4.

We have read your response to comment 13 from  our letter dated April 8, 2011.  Please expand your discussion of your results of operations to discuss the material changes in your results of operations for the same periods as those periods presented in your audited and unaudited financial statements.    Please revise your disclosure to provide a more robust discussion of the business reasons for the changes in your revenues, cost of sales and operating expenses for all periods presented.  Refer to Item 302 of Regulation S-K.

The following disclosure has been added.

The increase in revenue for the six month period ending December 2010 of 41.16% over the same period December 2009 was due to rising diesel fuels prices and the general public perception of a better economic environment from the recent Recession which spurred greater demand and interest for then cost-competitive biodiesel and therefore, the Company increased sales of fuel. The increase of the net loss increase of $107,867 in December 2010 as compared to December 2009 was due to an increase in the costs of sales for feedstock and labor ($33,661), occupancy costs for past due rent from 2009 ($62,490) and legal fees ($11,716). Otherwise, the Company increased sales and feedstock costs produced similar results from December 2009.

5.

We have read your response to comment 14 from our letter dated April 8, 2011.  It is not clear where you have made the changes to your discussion of changes in operating, investing and financing cash flows.   Please revise to provide a more robust discussion of changes in operating, investing and cash flows between the periods presented, including interim periods.    Your revised discussion should not only quantify the impact of the line item(s) which contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations.   Please also specifically address your limited liquidity, your plans for acquiring additional capital to fund operations, and how your business will be affected if you are unable to acquire additional capital.

The following disclosure has been added:

The Consolidated Balance Sheet ending June 30, 2009 and December 31, 2010 reflect a decrease in stockholder equity from $430,941 to $364,871 based on several factors. The decrease in Inventory was a result of increased sales of the June 2010 inventory and use of funds in the labor and Refinery modifications, resulting in a net loss of $29,900 to Current Assets. Current liabilities also increased by: Accounts Payable for the increase purchase of feedstock and supplies for increased Refinery capacity, but was offset by a reduction of credit owed to banks by settlement negotiations of most credit card debt into a long term payoff of a line of credit (5 years) and a reduction of deferred rent due to payment of past due rent and all but one payment for completion of the Long Tern Debt for the forklift lease that the company now owns.  The Consolidated Balance Sheet also reflects the additional investment capital of $213,450 for restricted shares of common stock in December 31 over June 30 which increased the outstanding shares of stock from 80,000,000 in June to 96,641,000 at a par value of $.001 as a direct result of the reverse merger of Extreme Green Technologies, Inc. dba Extreme Biodiesel into BookMerge Technology, Inc. as a public market company. Finally, there was a significant increase in accumulated depreciation of an additional $296,070 over the June period for depreciation on the completed and modified Refinery. The net result was a decrease of stockholder equity of $68,029 form June 30 to December 31, 2010.

The Consolidated Statement of Operations for the six months and three months comparisons for the audited and unaudited years 2009 and 2010, respectively, detail the increase in Loss of Revenues increase in 2010 over 2009 of $133,693 The Revenues increased $18,521 primarily in the 3 months ending December 31, 2010 and increasing the 6 month revenues ending that same period, versus the same periods in 2009 due to rising diesel fuels prices and the general public perception of a better economic environment from the recent Recession which spurred greater demand and interest for then cost-competitive biodiesel. The Costs of Sales substantially increased due to the addition on labor during the last 6 months ending December 31, 2010 to process the additional fuel demand and the increased customer interest in biodiesel processors to combat those fuel prices. Advertising and marketing expenses were increase $4,428 in the last six months ending December 31, 2010 over 2009 in order to address increased potential customer interest in biodiesel processors. Occupancy costs from past rent due from 2009 paid in the last 6 months of 2010 also increased General and Administrative expenses, as well as increased Legal fees for SEC compliance to complete the reverse merger of Extreme Green Technologies, Inc. into BookMerge Technology, Inc. to become “Extreme Biodiesel”, resulted into the increase of the net loss to Income of an additional $111,221 in December 2010 over the same period in 2009. Consulting Fees to independent contractors for 6 months ending December 31, 2010 were reduced $30,000 from 2009 due to the Refinery completion early in 2010 and additional hired employees with mechanical expertise was utilized to finalize modifications for increased production capacity and maintenance. Due to the above detailed expenses, the Company increased the Loss of Income in the loss of $306,769 in the 6 months ending December 31, 2010 over the same 6 months period ending December 31, 2009 of $173,076, which is also reflected in the Consolidated Statement of Stockholders Equity.

The Consolidated Statement of Cash Flows for December 31, 2009 and 2010, respectively reflects an increase of net loss to income of $188,722 from 2009 to 2010 reflecting additional loss of income as a primary result of extremely poor economics during the recessionary period, diesel fuel prices at approximately $2.30/gallon, (both of which severely decreased demand for biodiesel) during the first seven months of 2010, loss of the $1.00/gallon biodiesel tax credit/rebate (which was re-instated January 1, 2011). All of these factors resulted in a significant reduction in the ability of the Company to produce and sell biodiesel for a profit during the first half of 2010. The Company is also finalizing the RFSII EPA Registration of its fuel in order to obtain the EPA RIN Credit, which is sold on the open market to municipalities and business that do not comply with EPA regulations at a current value of $1.97 per gallon of biodiesel sold to end users. Furthermore, as economic confidence is returning to the general public, diesel fuel prices are up to $4.59/gallon and re-instatement of the biodiesel Tax credit/rebate which was retroactively applied to 2010, interest in biodiesel and economic viability has become more promising.

As a result of the foregoing and addition to the fact that sales are increasing and interest becoming more viable as we climb out of the ripple effect of the Recession the Company has limited liquidity and will require additional investment capital. We have been contacted by investment capital firms and individuals for the sale of restricted stock and/or loan to the company to purchase additional feedstock, marketing and operations. This investment capital is anticipated to be needed for the next six months to ramp up production and sales. In the event the Company is unable to acquire additional capital, the Company may cease to do business as a going concern. However, the Company is in a better position now to grow organically with the completed refinery, return of the Tax Credit Rebate and pending RINS credit from the EPA.

Executive Compensation, page 21

6.

We note your response to comment 12 from our letter dated April 8, 2011.  Notwithstanding your response, the compensation table in your filing is still not in the form specified by Item 402(n) of Regulation S-K.  As previously requested, please revise your summary compensation table to present it in the format required by Item 402(n) of Regulation S-K.   In your response to this comment, please tell you the specific pages of the filing that you have revised in response to this comment.

Compensation Table in the form below has been added.

SUMMARY COMPENSATION TABLE
Name and principal position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)
PEO....
PFO....
A....
B....
C....

Item 9.01—Financial Statements, page 24

General

7.

We have read your response to comment 16 from our letter dated April 8, 2011.  You indicate that the leading financial statements in the Form 8K/A are those of the operating company, the original Extreme Green Technologies.   You indicate that this is immediately followed by consolidated statements representing the combined entity.  It appears that there is only one set of financial statements in the Form 8-K/A filed on June 20, 2011 and it is unclear exactly what periods these financial statements are intended to present.   Your balance sheet and statements of stockholders’ equity do not appear to reflect the same periods as your statements of operations, statements of cash flows, and your financial statement footnotes.   Please refer to Items 2.01 and 9.01 of Form 8-K and revise your Form 8-K/A to ensure that it included the following financial statements.

•

Audited financial statements of the accounting acquirer (operating company) for the two most recently completed fiscal years prior to the reverse merger transaction;

•

Unaudited interim financial statements of the accounting acquirer (operating company) for any interim period and the comparable prior year period prior to the reverse merger transaction; and

•

Pro forma information depicting the effects of the reverse merger.

Form 8-K/A has been revised to include:

a.  The two most recently  completed fiscal years prior to the reverse merger of Extreme Green Technologies, Inc, (operating company). i.e. December 31, 2009 and 2010. This is under the assumption that the reverse merger was completed in 2011.

b.

Unaudited interim financial statements of Extreme Green Technologies Inc. (operating company) for March 31, 2011.

c.

Pro forma information depicting effects of the reverse merger.

8.

Please immediately file your Item 4.01 Form 8-K regarding changes in your certifying accountant.

4.01 8K filed contemporaneously with this response.

9.

We note your responses to comments 18 and 19 from our letter dated April 8, 2011.   We await the filing of your transition report which was due within 90 days of the consummation of your reverse merger.   Please immediately file this transition report and in doing so, address the matters noted in comments 18 and 19 of our letter dated April 8, 2011.

Transition report being prepared and will be filed immediately upon its completion.

Report of Independent Registered Public Accounting Firm, page 25

10.

Your auditor’s report indicates that it has been reissued May 25, 2011.  It appears that the report still has the original date of February 7, 2011.   Please tell us whether the report has been reissued or was it your auditor’s intent to dual date the report.   If the report has been reissued, please make arrangements with your auditor to revise the report to reflect the date of the report as May 25, 2011 without any reference to February 7, 2011.   If the report should have been dual dated, please revise the report to include February 7, 2011, except for the footnote, which is as of May 25, 2011, if true.  Please also ensure that the statements are provided in your filing.

The auditor’s report for the year ended December 31, 2010 has been revised so that date of the report is May 25, 2011.

Consolidated Statement of Stockholders’ Equity, page 28

11.

We have read your response to comment 22 from our letter dated April 8, 2011.   You indicate that the date of inception is January 1, 2008.  However, you continue to show the inception date of February 28, 2008 within the heading of your statement of stockholders’ equity and as well as the beginning of your statement of stockholders equity.  Furthermore, it is unclear why you have differentiated between “deficit” and “accumulated deficit in the developmental stage”  on page 26.   Please revise or advise.

The reference to “inception” has been removed from the financial statements for the periods ending June 30, 2010, December 31, 2010 and March 31, 2011.  The opening balances of zero on the statements of equity are dated February 28, 2008 and refer to incorporation.   The differentiation between “Deficit” and “Deficit in the Development Stage” on the statement of equity has been removed.

Revised statements are attached accordingly.

12.

Your statement of stockholders’ equity indicates that 16,550,150 sahres were issued pursuant to a plan of reorganization.   However, on page two of your Form 8-K/A, you disclose that you will issue 15,655,500 shares of Book Merge to complete the exchange, and as a result the total shares issued and outstanding of book Merge will increase to 95,746,000.    Please explain the difference in shares issued for the plan of reorganization or revise to correct these apparent inconsistencies.

Disclosure revised to:     “16,550,150 shares were issued etc and outstanding will increase to 96,640,650, before further sales of  stock and issues for other purposes”.

Consolidated Statement of Cash Flows, page 29

13.

We have read your response to comment 23 from our letter dated April 8, 2011.  You indicate that the non-cash issue of stock for debt has been reclassified from cash flows from operating activities to cash flows from investing activities.  It is unclear why a non cash issuance of stock for debt would be reflected in your cash flow statement since it appears no actual cash was exchanged in this transaction.  Please tell us how you determined that this non-cash transaction resulted in a cash inflow from investing activities.   Please revise your statement of cash flows and footnotes disclosures to present these amounts as non-cash investing and financing activities.   Refer to FASB ASC 230-10-50-3 through 50-6.

The amounts have been revised as non-cash investing and financing activities.

14.

You have included net proceeds of non-cash reorganization adjustments of $220,827 and $41,297 for the periods ended December 31, 2010 and 2009.   Please tell us the facts and circumstances that resulted in your non cash reorganization adjustments generating $220,827 and $41,297 of cash inflows from financing activities.  Please cite the accounting literature used to support your conclusion or revise your filing accordingly.

There are non-cash nominal amounts in the process of consolidating and transforming the equity accounts of the operating company into those of the legal acquirer.  They are classified as non-cash on the revised statement of cash flows.

Note 2—Summary of Significant Accounting Policies, page 30

Restatement, page 31

15.

We have read your response to comment 26 from our letter dated April 8, 2011.  The errors in your financial statements appear to meet the definition of an error as described in ASC 250-10-20.   Please revise your disclosure to include a prominent restatement footnote in the financial statements that describes the restatement of your statement of cash flows.  This footnote should show the amounts as reported and as restated for the periods impacted.   The affected columns of your financial statements should also be labeled as restated.  Your restatement footnote should be in full compliance with ASC 250-10-45-23 and ASC 250-10-50-7.

Financial statement and notes revised accordingly.

16.

We note your responses to comments 24 and 25 from our letter dated April 8, 2011.    With regards to revisions b, c, and e, please either tell us specifically where these adjustments were made in your statement of cash flows of page 29 or revise your statement of cash flows to reflect these adjustments.  It does not appear that these captions, including the corresponding amounts, appear on the statement of cash flows for the years ended December 31, 2010 and 2009.  For example, there is no sale of stock for cash of $250,000 in 2010.

Statement of cash flows revised to comply.

Notes Receivables, page 34

17.

It appears you have neither responded to or addressed comment 27 from our letter dated April 8, 2011.   Please revise to disclose the following:

•

expiration date of your agreement to purchase Superior’s business;

•

when the note would become due in the event that you did not purchase Superior’s business; and

•

the nature of any collateral underlying the note receivable.

The expiration our agreement to purchase Superior's business is December 31, 2012. In the event that we do no purchase Superior, the note will become due January 1, 2013. There is no collateral underlying the note receivable.

Property, Plant and Equipment, page 35

18.

We have read your response to comment 28 from our letter dated April 8, 2011.  Please revise your description of your cost of sales on your statement of operations and elsewhere in the document to indicate that it excludes depreciation expense.  You may achieve this by revising the caption to “cost of sales exclusive of depreciation expense.”  Since you do not allocate depreciation of costs of sales, you should no longer refer to gross profit anywhere in your fling.   Please revise your statement of operations remove the line item “gross profit” and revise your filing throughout to remove any references to grow profit.   You can achieve this by removing the caption and subtotal that refers to grow profit on your statement of operations.  Please refer to SAB Topic 11:B.

The Statement of Operations in all statements has been revised to add the caveat re: depreciation in Cost of Sales,  and the line item Gross Profit has been removed.

Pro Forma Financial Statements, page 39

Pro Forma Statement of Operations –for the six months ended December 31, 2010, page 43.

19.

Please revise to ensure that all adjustments have been reflected in the pro forma adjustments column and that the resulting pro forma statement of operations column has been properly calculated.  We note that your pro forma net loss attributable to common shareholders of $(225,643) does not appear consistent with the fact that no adjustments are reflected in the pro forma statement of operations for minority interest.   We also note that Extreme Green Technologies had $273,072 of other selling, general and administrative expenses during the period but you do not reflect any pro forma adjustments in arriving at a $0 amount for pro forma other selling, general and administrative expenses.

Revised Pro Forma Financial Statements attached.

Exhibit Index, page 45

20.

We note your response to comment 39 from our letter dated April 8, 2011.  Notwithstanding your response, your filing still does not include the required exhibits.  As previously requested, please revise your exhibit index to include all of the exhibits that would be required by Item 601 of Regulation S-K in connection with the filing of a Form 10 registration statement.    Please refer to the instructions to the exhibit table in Item 601 of Regulation S-K.

Additional exhibit disclosures added.

Annual Report on Form 10-K for the Period Ended June 30, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Results of Operations

21.

We have read your response to comment 40 from our letter dated April 8, 2011.  You indicate that your disclosure has been expanded in the Form 10-K/A.  It appear that no Form 10-K/A has yet been filed.   Please tell us when you intend to file this Form 10-K/A and provide us supplementallywith the enhanced disclosures you intend to include in the forthcoming Form 10-K/A.   Please refer to comments 40 to 44 from our letter dated April 8, 2011, which remain outstanding.

10-K/A being filed contemporaneously with this response.

Quarterly Report on Form 10-Q for the Period Ended March 31, 2011

General

22.

Please address the above comments in you interim filings as well.

Your comments have been addressed in the interim filings of December 31, 2010 and March 31, 2011.

Statement of Operations, page 4

23.

Your revenues, cost of sales and total expenses were $171,121, $139,050 and $591,246 for the three months ended March 31, 2011.   Please tell us how these amounts were higher than the amounts for the nine months ended March 31, 2011. Please advise or revise your statement of operations, accordingly.

The Statement of Operations for the nine months ended March 31, 2011 has been revised to comply.

Very truly yours,

/s/ Richard B. Carter

Richard B. Carter, President

BookMerge Technologies, Inc.